UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2021 (Report No. 4)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 20, 2021, the Registrant was informed by the British Columbia Securities Commission that it had issued a cease trading order, or the Order, with respect to the Registrant, due to the Registrant’s failure to timely file its interim financial report for the period ended June 30, 2021, interim management’s discussion and analysis for the period ended June 30, 2021 and certification of interim filings for the period ended June 30, 2021.

The Registrant does not believe that the Order will impact the trading of the Registrant’s common shares and warrants, trading under the symbols SYTA and SYTAW, respectively, on the Nasdaq Capital Market. Specifically, pursuant to the Order, a beneficial security holder of the Registrant who is not, and was not at the date of the Order, an insider or control person of the Registrant, may sell securities of the Registrant acquired before the date of the Order if both of the following apply:

1. the sale is made through a “foreign organized regulated market”, as defined in section 1.1 of the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada; and

2. the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation.

The Registrant intends to file the aforementioned filings as soon as practicable and will seek to have the Order revoked.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Registrant is using forward-looking statements in this Report when it discusses that it does not believe the trading of its common shares and warrants on the Nasdaq Capital Market will be impacted by the Order and that intends to file certain filings with the British Columbia Securities Commission and seek to have the cease trading order revoked. Because such statements deal with future events and are based on the Registrant’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Registrant could differ materially from those described in or implied by the statements in this Report.

The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Registrant’s Annual Report on Form 20-F filed with the SEC on June 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the Registrant undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Registrant is not responsible for the contents of third party websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: September 2, 2021